UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-40996

MDXHEALTH SA

(Translation of registrant’s name into English)

CAP Business Center

Zone Industrielle des Hauts-Sarts

4040 Herstal, Belgium

+32 4 257 70 21

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MDXHEALTH SA

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) consists of (i) the 2023 Interim Report of MDxHealth SA (the “Company”), which is attached hereto as Exhibit 99.1, and (ii) a press release issued by the Company on August 23, 2023, a copy of which is attached hereto as Exhibit 99.2.

This Form 6-K (other than Exhibit 99.2 furnished herewith) is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268885), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description of Exhibit
99.1	2023 Interim Report
99.2	Press Release, dated August 23, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDXHEALTH SA

Date: August 23, 2023	By:	/s/ Michael McGarrity
		Name:	Michael McGarrity
		Title:	Chief Executive Officer

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